                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                      ANNUAL REPORT UNDER SECTION 15 (d) OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934

For the year ended December 31, 1998            Commission file number 000-21109





                  CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
--------------------------------------------------------------------------------
                           (Full title of the plan )





                                CUNO INCORPORATED
                              400 RESEARCH PARKWAY
                           MERIDEN, CONNECTICUT 06450
--------------------------------------------------------------------------------
          (Name and issuer of the securities held pursuant to the plan and the address of its principal executive office)

                  CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
                          AUDITED FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                                                                           Page
                                                                           ----

Report of Independent Auditors

Statements of Assets Available for Plan Benefits

         December 31, 1998                                                   1
         December 31, 1997                                                   2

Statements of Changes in Assets Available for Plan Benefits

         Year ended December 31, 1998                                        3
         Year ended December 31, 1997                                        4

Notes to Financial Statements                                                5-8

Supplemental Schedules

         Schedule of Assets Held for Investment Purposes                     9
         Schedule of Reportable Transactions                                 10

Exhibit 23 -- Consent of Independent Auditors                                11

                         REPORT OF INDEPENDENT AUDITORS

Administrative Committee
CUNO Incorporated Savings and Retirement Plan

We have audited the accompanying statements of assets available for plan benefits of the CUNO Incorporated Savings and Retirement Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan's management. Further, the Fund Information in the statements of assets available for plan benefits and the statements of changes in assets available for plan benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and the changes in assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                               /s/ Ernst & Young LLP

Hartford, Connecticut
June 23, 1999

 CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
 STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION DECEMBER 31, 1998

                                FUND INFORMATION
--------------------------------------------------------------------------------



                                                                                         AMERICAN           AMERICAN
                                                                       BENHAM             CENTURY            CENTURY
                                                                    INTERMEDIATE         STRATEGIC          STRATEGIC
                                                    BENHAM          TERM TREASURY       ALLOCATION:        ALLOCATION:
                                                  STABLE ASSET       FIXED INCOME      CONSERVATIVE         MODERATE
                                                    FUND*                FUND              FUND               FUND*
                                                  ------------       -------------     ------------       -------------
Investments:

    Mutual funds                                  $ 2,750,155        $   860,095        $   590,243        $ 1,747,456
    CUNO Incorporated common stock                         --                 --                 --                 --
    Participant loans receivable                           --                 --                 --                 --
                                                  ------------       -------------     ------------       -------------
                                                    2,750,155            860,095            590,243          1,747,456
Receivables:

    Employer's contribution                                --                 --                 --                 --
    Participants' contributions                         6,248              3,307              2,314              6,696
                                                  ------------       -------------     ------------       -------------
                                                        6,248              3,307              2,314              6,696
                                                  ------------       -------------     ------------       -------------


        Assets available for plan benefits        $ 2,756,403        $   863,402        $   592,557        $ 1,754,152
                                                  ============       =============     ============       =============


                                FUND INFORMATION
--------------------------------------------------------------------------------





                                                  AMERICAN
                                                   CENTURY
                                                  STRATEGIC          BARCLAYS          TWENTIETH           AMERICAN
                                                 ALLOCATION:          EQUITY            CENTURY             CENTURY
                                                 AGGRESSIVE           INDEX              ULTRA               VALUE
                                                    FUND*              FUND*              FUND*               FUND
                                                 -----------        -----------        -----------        -----------
Investments:

    Mutual funds                                 $ 1,570,833        $ 2,886,995        $ 4,604,979        $   313,176
    CUNO Incorporated common stock                        --                 --                 --                 --
    Participant loans receivable                          --                 --                 --                 --
                                                 -----------        -----------        -----------        -----------
                                                   1,570,833          2,886,995          4,604,979            313,176
Receivables:

    Employer's contribution                               --                 --                 --                 --
    Participants' contributions                        7,507             10,077             17,982              1,593
                                                 -----------        -----------        -----------        -----------
                                                       7,507             10,077             17,982              1,593
                                                 -----------        -----------        -----------        -----------


        Assets available for plan benefits       $ 1,578,340        $ 2,897,072        $ 4,622,961        $   314,769
                                                 ===========        ===========        ============       ===========

                                FUND INFORMATION
--------------------------------------------------------------------------------



                                                TWENTIETH            AMERICAN
                                                 CENTURY              CENTURY           CUNO               CUNO
                                               INTERNATIONAL          EQUITY         STOCK FUND:         STOCK FUND:
                                                  GROWTH              GROWTH         PARTICIPANT          EMPLOYER
                                                   FUND                FUND           DIRECTED*            MATCH*
                                               --------------      ------------      ------------       -------------
Investments:

    Mutual funds                                $   323,678        $   697,757
    CUNO Incorporated common stock                       --                 --        $ 2,272,278        $   572,542
    Participant loans receivable                         --                 --                 --                 --
                                                 -----------        -----------        -----------       -----------
                                                    323,678            697,757          2,272,278            572,542
Receivables:

    Employer's contribution                              --                 --                 --            598,712
    Participants' contributions                       1,544              4,258              7,532                 --
                                                 -----------        -----------       ------------       -----------
                                                     1,544              4,258               7,532            598,712
                                                 -----------        -----------        -----------       -----------


        Assets available for plan benefits      $   325,222        $   702,015        $ 2,279,810        $ 1,171,254
                                                ===========        ===========        ===========       =============

                                FUND INFORMATION
--------------------------------------------------------------------------------




                                             PARTICIPANT
                                                LOAN
                                                FUND              TOTAL
                                             -------------      -----------
Investments:

    Mutual funds                                                $16,345,367
    CUNO Incorporated common stock                                2,844,820
    Participant loans receivable             $   607,543            607,543
                                             -----------        -----------
                                                 607,543         19,797,730

Receivables:

    Employer's contribution                           --            598,712
    Participants' contributions                       --             69,058
                                             -----------        -----------
                                                      --            667,770
                                             -----------        -----------

        Assets available for plan benefits   $   607,543        $20,465,500
                                             ===========        ===========





* An individual investment which represents more than 5% of the plan assets available for benefits.

 See accompanying notes.

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION DECEMBER 31, 1997

                                                                          FUND INFORMATION
                                              -----------------------------------------------------------------------

                                                                              AMERICAN      AMERICAN       AMERICAN
                                                                BENHAM         CENTURY       CENTURY        CENTURY
                                                             INTERMEDIATE     STRATEGIC     STRATEGIC      STRATEGIC
                                                 BENHAM     TERM TREASURY    ALLOCATION:   ALLOCATION:    ALLOCATION:
                                              STABLE ASSET   FIXED INCOME   CONSERVATIVE    MODERATE      AGGRESSIVE
                                                 FUND*          FUND            FUND          FUND*          FUND*
                                              -----------    -----------    -----------    -----------    -----------
Investments:
    Mutual funds                              $ 2,467,867    $   691,866    $   572,314    $ 1,490,694    $ 1,374,418
    CUNO Incorporated common stock                   --             --             --             --             --
    Participant loans receivable                     --             --             --             --             --
                                              -----------    -----------    -----------    -----------    -----------
                                                2,467,867        691,866        572,314      1,490,694      1,374,418
Receivables:
    Employer's contribution                          --             --             --             --             --
    Participants' contributions                    13,372          4,936          5,465         14,741         18,088
                                              -----------    -----------    -----------    -----------    -----------
                                                   13,372          4,936          5,465         14,741         18,088
                                              -----------    -----------    -----------    -----------    -----------
        Assets available for plan benefits    $ 2,481,239    $   696,802    $   577,779    $ 1,505,435    $ 1,392,506
                                              ===========    ===========    ===========    ===========    ===========

                                                                           FUND INFORMATION
                                              -----------------------------------------------------------------------


                                                                                             TWENTIETH       AMERICAN
                                               BARCLAYS       TWENTIETH        AMERICAN       CENTURY        CENTURY
                                                EQUITY         CENTURY         CENTURY     INTERNATIONAL     EQUITY
                                                INDEX           ULTRA           VALUE         GROWTH         GROWTH
                                                 FUND*          FUND*           FUND           FUND           FUND
                                              -----------    -----------    -----------    -----------    -----------
Investments:
    Mutual funds                              $ 2,182,462    $ 3,279,829    $   211,977    $   116,189    $   251,038
    CUNO Incorporated common stock                   --             --             --             --             --
    Participant loans receivable                     --             --             --             --             --
                                              -----------    -----------    -----------    -----------    -----------
                                                2,182,462      3,279,829        211,977        116,189        251,038
Receivables:
    Employer's contribution                          --             --             --             --             --
    Participants' contributions                    28,122         41,377         11,613         11,743         12,604
                                              -----------    -----------    -----------    -----------    -----------
                                                   28,122         41,377         11,613         11,743         12,604
                                              -----------    -----------    -----------    -----------    -----------
        Assets available for plan benefits    $ 2,210,584    $ 3,321,206    $   223,590    $   127,932    $   263,642
                                              ===========    ===========    ===========    ===========    ===========

                                                                 FUND INFORMATION
                                              --------------------------------------------------------



                                                 CUNO           CUNO
                                              STOCK FUND:    STOCK FUND:     PARTICIPANT
                                              PARTICIPANT     EMPLOYER          LOAN
                                               DIRECTED*        MATCH           FUND          TOTAL
                                              -----------    -----------    -----------    -----------
Investments:
    Mutual funds                                     --             --             --      $12,638,654
    CUNO Incorporated common stock            $ 1,567,540    $   107,896           --        1,675,436
    Participant loans receivable                     --             --      $   330,483        330,483
                                              -----------    -----------    -----------    -----------
                                                1,567,540        107,896        330,483     14,644,573
Receivables:
    Employer's contribution                          --          565,082           --          565,082
    Participants' contributions                    11,336           --             --          173,397
                                              -----------    -----------    -----------    -----------
                                                   11,336        565,082           --          738,479
                                              -----------    -----------    -----------    -----------
        Assets available for plan benefits    $ 1,578,876    $   672,978    $   330,483    $15,383,052
                                              ===========    ===========    ===========    ===========

* An individual investment which represents more than 5% of the plan assets available for benefits.

                                       -2-
See accompanying notes.

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1998

                                FUND INFORMATION
--------------------------------------------------------------------------------

                                                                                   AMERICAN         AMERICAN          AMERICAN
                                                                   BENHAM           CENTURY         CENTURY           CENTURY
                                                                INTERMEDIATE       STRATEGIC        STRATEGIC         STRATEGIC
                                                  BENHAM       TERM TREASURY      ALLOCATION:      ALLOCATION:       ALLOCATION:
                                                STABLE ASSET    FIXED INCOME     CONSERVATIVE       MODERATE         AGGRESSIVE
                                                   FUND             FUND             FUND             FUND              FUND
                                               -----------      -----------      -----------       -----------       -----------
 ADDITIONS:
Additions to net assets attributed to:

        Interest income
        Net realized and unrealized
            appreciation (depreciation)
            in fair value of investments                        $     8,784      $    20,023       $   103,308       $   133,383
        Dividend income                        $   160,485           57,168           37,557            93,454            55,810
                                               -----------      -----------      -----------       -----------       -----------
                                                   160,485           65,952           57,580           196,762           189,193
        Less investment expenses                       876              297              380               870             1,336
                                               -----------      -----------      -----------       -----------       -----------
                                                   159,609           65,655           57,200           195,892           187,857
                                               -----------      -----------      -----------       -----------       -----------
    Contributions:

        Participants                               198,731           82,661           73,928           218,275           277,830
        Employer                                        --               --               --                --                --
                                               -----------      -----------      -----------       -----------       -----------
                                                   198,731           82,661           73,928           218,275           277,830
                                               -----------      -----------      -----------       -----------       -----------
        Total Additions                            358,340          148,316          131,128           414,167           465,687
                                               -----------      -----------      -----------       -----------       -----------

DEDUCTIONS:

        Benefits paid to participants              144,233            7,021           43,967            14,818            67,006
                                               -----------      -----------      -----------       -----------       -----------
        Total deductions                           144,233            7,021           43,967            14,818            67,006
                                               -----------      -----------      -----------       -----------       -----------
Net increase prior to interfund transfers          214,107          141,295           87,161           399,349           398,681
Interfund transfers                                 61,057           25,305          (72,383)         (150,632)         (212,847)
                                               -----------      -----------      -----------       -----------       -----------
Net increase                                       275,164          166,600           14,778           248,717           185,834

Assets available for plan benefits
     at beginning of year                        2,481,239          696,802          577,779         1,505,435         1,392,506
                                               -----------      -----------      -----------       -----------       -----------

Assets available for plan benefits
     at end of year                            $ 2,756,403      $   863,402      $   592,557       $ 1,754,152       $ 1,578,340
                                               ===========      ===========      ===========       ===========       ===========



                                FUND INFORMATION
--------------------------------------------------------------------------------





                                                                                                        TWENTIETH         AMERICAN
                                                                     TWENTIETH         AMERICAN          CENTURY          CENTURY
                                                   BARCLAYS           CENTURY          CENTURY        INTERNATIONAL        EQUITY
                                                 EQUITY INDEX          ULTRA            VALUE             GROWTH           GROWTH
                                                     FUND               FUND             FUND              FUND             FUND
                                                  -----------       -----------       -----------       -----------      -----------
 ADDITIONS:
Additions to net assets attributed to:

        Interest income
        Net realized and unrealized
            appreciation (depreciation)
            in fair value of investments          $   640,703       $   767,247       $   (44,453)      $    31,288      $    83,348
        Dividend income                                    11           392,246            53,026             5,448           24,772
                                                  -----------       -----------       -----------       -----------      -----------
                                                      640,714         1,159,493             8,573            36,736          108,120
        Less investment expenses                          789             1,956                35                25               51
                                                  -----------       -----------       -----------       -----------      -----------
                                                      639,925         1,157,537             8,538            36,711          108,069
                                                  -----------       -----------       -----------       -----------      -----------
    Contributions:

        Participants                                  353,523           569,425            90,972            89,016          137,691
        Employer                                           --                --                --                --               --
                                                  -----------       -----------       -----------       -----------      -----------
                                                      353,523           569,425            90,972            89,016          137,691
                                                  -----------       -----------       -----------       -----------      -----------
        Total Additions                               993,448         1,726,962            99,510           125,727          245,760
                                                  -----------       -----------       -----------       -----------      -----------

DEDUCTIONS:

        Benefits paid to participants                 102,103           115,792               348            22,799           11,365
                                                  -----------       -----------       -----------       -----------      -----------
        Total deductions                              102,103           115,792               348            22,799           11,365
                                                  -----------       -----------       -----------       -----------      -----------
Net increase prior to interfund transfers             891,345         1,611,170            99,162           102,928          234,395
Interfund transfers                                  (204,857)         (309,415)           (7,983)           94,362          203,978
                                                  -----------       -----------       -----------       -----------      -----------
Net increase                                          686,488         1,301,755            91,179           197,290          438,373

Assets available for plan benefits
     at beginning of year                           2,210,584         3,321,206           223,590           127,932          263,642
                                                  -----------       -----------       -----------       -----------      -----------
Assets available for plan benefits
     at end of year                               $ 2,897,072       $ 4,622,961       $   314,769       $   325,222      $   702,015
                                                  ===========       ===========       ===========       ===========      ===========

                                FUND INFORMATION
--------------------------------------------------------------------------------



                                                   CUNO             CUNO
                                                STOCK FUND:      STOCK FUND:        PARTICIPANT
                                                PARTICIPANT        EMPLOYER            LOAN
                                                 DIRECTED           MATCH              FUND             TOTAL
                                               ------------       -----------       -----------      -----------
 ADDITIONS:
Additions to net assets attributed to:
        Interest income                                                             $    43,259      $    43,259
        Net realized and unrealized
            appreciation (depreciation)
            in fair value of investments       $    142,573      $    (37,717)               --        1,848,487
        Dividend income                                  --                --                --          879,977
                                               ------------       -----------       -----------      -----------
                                                    142,573           (37,717)           43,259        2,771,723
        Less investment expenses                        162                 8                --            6,785
                                               ------------       -----------       -----------      -----------
                                                    142,411           (37,725)           43,259        2,764,938
                                               ------------       -----------       -----------      -----------
    Contributions:

        Participants                                237,211                --                --        2,329,263
        Employer                                         --           607,376                --          607,376
                                               ------------       -----------       -----------      -----------
                                                    237,211           607,376                --        2,936,639
                                               ------------       -----------       -----------      -----------
        Total Additions                             379,622           569,651            43,259        5,701,577
                                               ------------       -----------       -----------      -----------

DEDUCTIONS:

        Benefits paid to participants                52,848            31,320             5,509          619,129
                                               ------------       -----------       -----------      -----------
        Total deductions                             52,848            31,320             5,509          619,129
                                               ------------       -----------       -----------      -----------
Net increase prior to interfund transfers           326,774           538,331            37,750        5,082,448
Interfund transfers                                 374,160           (40,055)          239,310               --
                                               ------------       -----------       -----------      -----------
Net increase                                        700,934           498,276           277,060        5,082,448

Assets available for plan benefits
     at beginning of year                         1,578,876           672,978           330,483       15,383,052
                                               ------------       -----------       -----------      -----------
Assets available for plan benefits
     at end of year                            $  2,279,810       $ 1,171,254       $   607,543      $20,465,500
                                               ============       ===========       ===========      ===========






 See accompanying notes.

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1997

                                FUND INFORMATION
--------------------------------------------------------------------------------


                                                                                   AMERICAN          AMERICAN         AMERICAN
                                                                   BENHAM           CENTURY          CENTURY          CENTURY
                                                                INTERMEDIATE       STRATEGIC        STRATEGIC        STRATEGIC
                                                 BENHAM         TERM TREASURY      ALLOCATION:      ALLOCATION:     ALLOCATION:
                                               STABLE ASSET      FIXED INCOME     CONSERVATIVE       MODERATE       AGGRESSIVE
                                                  FUND              FUND             FUND              FUND            FUND
                                               ------------     -------------    -------------    -------------    ------------
ADDITIONS:
Additions to net assets attributed to:
        Interest income
        Net realized and unrealized
            appreciation (depreciation)
            in fair value of investments                --      $    14,220      $     3,985      $    75,080      $    82,401
        Dividend income                        $   102,540           27,375           46,866           75,474           64,675
                                               -----------      -----------      -----------      -----------      -----------
                                                   102,540           41,595           50,851          150,554          147,076
        Less investment expenses                       418               99              219              539              865
                                               -----------      -----------      -----------      -----------      -----------
                                                   102,122           41,496           50,632          150,015          146,211
                                               -----------      -----------      -----------      -----------      -----------
    Contributions:
        Participants                               389,192          124,504          106,069          288,273          315,530
        Employer                                        --               --               --               --               --
                                               -----------      -----------      -----------      -----------      -----------
                                                   389,192          124,504          106,069          288,273          315,530
                                               -----------      -----------      -----------      -----------      -----------
        Total Additions                            491,314          166,000          156,701          438,288          461,741
                                               -----------      -----------      -----------      -----------      -----------

DEDUCTIONS:
        Benefits paid to participants               94,396            7,566            3,024           13,636           25,886
                                               -----------      -----------      -----------      -----------      -----------
        Total deductions                            94,396            7,566            3,024           13,636           25,886
                                               -----------      -----------      -----------      -----------      -----------
Net increase prior to interfund transfers          396,918          158,434          153,677          424,652          435,855
Interfund transfers                                747,319          182,826          110,769          318,246          281,080
                                               -----------      -----------      -----------      -----------      -----------
Net increase                                     1,144,237          341,260          264,446          742,898          716,935

Assets available for plan benefits
     at beginning of year                        1,337,002          355,542          313,333          762,537          675,571
                                               -----------      -----------      -----------      -----------      -----------
Assets available for plan benefits
     at end of year                            $ 2,481,239      $   696,802      $   577,779      $ 1,505,435      $ 1,392,506
                                               ===========      ===========      ===========      ===========      ===========

                                FUND INFORMATION
--------------------------------------------------------------------------------



                                                                                                     TWENTIETH        AMERICAN
                                                                TWENTIETH           AMERICAN          CENTURY          CENTURY
                                                BARCLAYS         CENTURY            CENTURY        INTERNATIONAL        EQUITY
                                               EQUITY INDEX       ULTRA              VALUE            GROWTH           GROWTH
                                                  FUND             FUND              FUND              FUND              FUND
                                               ------------     -----------       ------------     -------------     ------------
ADDITIONS:
Additions to net assets attributed to:
        Interest income
        Net realized and unrealized
            appreciation (depreciation)
            in fair value of investments       $   359,512      $  (253,463)      $   (21,880)      $   (18,206)      $    (7,400)
        Dividend income                                 55          667,342            32,707            15,402            27,833
                                               -----------      -----------       -----------       -----------       -----------
                                                   359,567          413,879            10,827            (2,804)           20,433
        Less investment expenses                       616            1,167                48                15                28
                                               -----------      -----------       -----------       -----------       -----------
                                                   358,951          412,712            10,779            (2,819)           20,405
                                               -----------      -----------       -----------       -----------       -----------
    Contributions:
        Participants                               420,158          693,542            33,520            24,166            32,020
        Employer                                        --               --                --                --                --
                                               -----------      -----------       -----------       -----------       -----------
                                                   420,158          693,542            33,520            24,166            32,020
                                               -----------      -----------       -----------       -----------       -----------
        Total Additions                            779,109        1,106,254            44,299            21,347            52,425
                                               -----------      -----------       -----------       -----------       -----------

DEDUCTIONS:
        Benefits paid to participants               26,967          110,111                16               134                16
                                               -----------      -----------       -----------       -----------       -----------
        Total deductions                            26,967          110,111                16               134                16
                                               -----------      -----------       -----------       -----------       -----------
Net increase prior to interfund transfers          752,142          996,143            44,283            21,213            52,409
Interfund transfers                                668,586          937,799           179,307           106,719           211,233
                                               -----------      -----------       -----------       -----------       -----------
Net increase                                     1,420,728        1,933,942           223,590           127,932           263,642

Assets available for plan benefits
     at beginning of year                          789,856        1,387,264                --                --                --
                                               -----------      -----------       -----------       -----------       -----------
Assets available for plan benefits
     at end of year                            $ 2,210,584      $ 3,321,206       $   223,590       $   127,932       $   263,642
                                               ===========      ===========       ===========       ===========       ===========

                                FUND INFORMATION
--------------------------------------------------------------------------------





                                                 CUNO              CUNO
                                              STOCK FUND:       STOCK FUND:       PARTICIPANT
                                              PARTICIPANT        EMPLOYER             LOAN
                                               DIRECTED           MATCH               FUND            TOTAL
                                              -----------      ------------      ------------     ------------
ADDITIONS:
Additions to net assets attributed to:
        Interest income                                                           $    19,699      $    19,699
        Net realized and unrealized
            appreciation (depreciation)
            in fair value of investments      $ 1,972,583       $   (10,960)               --        2,195,872
        Dividend income                           104,370                --                --        1,164,639
                                              -----------       -----------       -----------      -----------
                                                2,076,953           (10,960)           19,699        3,380,210
        Less investment expenses                       85                --                --            4,099
                                              -----------       -----------       -----------      -----------
                                                2,076,868           (10,960)           19,699        3,376,111
                                              -----------       -----------       -----------      -----------
    Contributions:
        Participants                            2,447,274                --                --        4,874,248
        Employer                                       --           565,082                --          565,082
                                              -----------       -----------       -----------      -----------
                                                2,447,274           565,082                --        5,439,330
                                              -----------       -----------       -----------      -----------
        Total Additions                         4,524,142           554,122            19,699        8,815,441
                                              -----------       -----------       -----------      -----------

DEDUCTIONS:
        Benefits paid to participants             136,679             5,407                            423,838
                                              -----------       -----------       -----------      -----------
        Total deductions                          136,679             5,407                --          423,838
                                              -----------       -----------       -----------      -----------
Net increase prior to interfund transfers       4,387,463           548,715            19,699        8,391,603
Interfund transfers                            (3,838,496)           (6,992)          101,604               --
                                              -----------       -----------       -----------      -----------
Net increase                                      548,967           541,723           121,303        8,391,603

Assets available for plan benefits
     at beginning of year                       1,029,909           131,255           209,180        6,991,449
                                              -----------       -----------       -----------      -----------
Assets available for plan benefits
     at end of year                           $ 1,578,876       $   672,978       $   330,483      $15,383,052
                                              ===========       ===========       ===========      ===========


 See accompanying notes.

                                CUNO Incorporated
                           Savings and Retirement Plan

                          Notes to Financial Statements

                                December 31, 1998

NOTE 1 -- DESCRIPTION OF PLAN

The CUNO Incorporated Savings and Retirement Plan (the "Plan") consists of a pre-tax savings program, a post-tax savings program, and an employer matching program. The Plan was adopted as of September 10, 1996. All employees of CUNO Incorporated (the "Company" or "Plan Sponsor" or "Employer") that have been credited with at least 500 hours of service within a six month period following their initial date of employment, or have completed one year of service recognized by the Plan, are eligible to participate in the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Under the pre-tax program, participants may elect to contribute up to 15 percent of their compensation, on a tax-deferred basis, to the Plan. Under the post-tax program, participants may elect to contribute up to an additional seven percent of their compensation. These contributions are made with after-tax dollars and do not receive Company matching contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes an annual discretionary matching contribution, in the form of Company common stock, that represents a percentage of the participants' pre-tax contributions. The matching percentage is applied to each participant's pre-tax contributions not exceeding 6 percent of eligible compensation.

All investment account dollars that result from employee contributions and related Plan earnings are immediately vested. Company matching contributions plus actual earnings thereon vest based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Participants also become fully vested in Company matching contributions upon attainment of their normal retirement date, or upon their death or disability. If the participant's employment with the Company terminates for other reasons, and the participant elects to receive distribution of his or her account, the vested portion of his or her account is distributed to the participant and the non-vested portion of the participant's account is used to reduce the Company matching contribution. There were no non-vested assets attributed to terminated employees at December 31, 1998 or 1997. Fully-vested amounts allocated to accounts of persons who have elected to withdraw from the Plan amounted to $1,242,555 and $713,190 at December 31, 1998 and 1997.

                                CUNO Incorporated
                           Savings and Retirement Plan

                    Notes to Financial Statements (continued)

NOTE 1 -- DESCRIPTION OF PLAN (CONTINUED)

The Plan provides for separate investment options in one or more funds as directed by the participants. These options include the Benham Stable Asset Fund, the Benham Intermediate-Term Treasury Fixed Income Fund, the American Century Strategic Allocation: Conservative Fund, the American Century Strategic
Allocation: Moderate Fund, the American Century Strategic Allocation: Aggressive Fund, the Barclays Equity Index Fund, the Twentieth Century Ultra Fund, the American Century Value Fund, the Twentieth Century International Growth Fund, the American Century Equity Growth Fund, and the CUNO Stock Fund. The participants may change their investment alternatives semi-annually.

The Plan is administered by the Administrative Committee (the "Committee") appointed by the Company's Board of Directors. Chase Manhattan Bank, N.A., an independent third-party bank, is the Plan's trustee. The Company has the sole right to appoint the trustee, and to terminate the Plan, subject to the provisions of ERISA. The Company pays all significant administrative expenses.

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to/(from) the investment fund from/(to) the Participant Loan Fund. Loan terms range from 1-5 years, except for the purchase of a primary residence, which term may be a reasonable period of time that may exceed five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

The foregoing description of the Plan provides only general information. Additional information about the plan agreement, forfeitures, and distributions from the Plan may be obtained from the Plan Document.

                                CUNO Incorporated
                           Savings and Retirement Plan

                    Notes to Financial Statements (continued)

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments in common stock of CUNO Incorporated are carried at the closing market price on the last business day of the year. Participant loans receivable are stated at realizable value which approximates fair value.

Investments in mutual funds are carried at the fair value of their underlying net assets as determined by their respective fund managers, based primarily on market data.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 -- INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under the applicable section of the Internal Revenue Code and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE 4 -- TRANSACTIONS WITH PARTIES-IN-INTEREST

The statements of changes in assets available for plan benefits reflect non-cash matching contributions from the Company consisting of shares of the Company's common stock. Such shares are recorded based on their fair market value.

                                CUNO Incorporated
                           Savings and Retirement Plan

                    Notes to Financial Statements (continued)

5. YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor has completed the remediation of its information technology systems and currently expects the remediation of its non-information technology to be completed in the third quarter of 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

                  CUNO Incorporated Savings and Retirement Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1998

        IDENTITY OF PARTY                                       DESCRIPTION OF INVESTMENT              COST                 VALUE
---------------------------------------------------------       --------------------------           -----------         -----------

Benham Stable Asset Fund                                        Units                                $ 2,750,155         $ 2,750,155
Benham Intermediate Term Treasury Fixed Income Fund             Units                                    840,408             860,095
American Century Strategic Allocation: Conservative Fund        Units                                    571,871             590,243
American Century Strategic Allocation: Moderate Fund            Units                                  1,598,470           1,747,456
American Century Strategic Allocation: Aggressive Fund          Units                                  1,408,918           1,570,833
Barclays Equity Index Fund                                      Units                                  2,046,039           2,886,995
Twentieth Century Ultra Fund                                    Units                                  4,177,578           4,604,979
American Century Value Fund                                     Units                                    370,764             313,176
Twentieth Century International Growth Fund                     Units                                    312,781             323,678
American Century Equity Growth Fund                             Units                                    626,381             697,757
CUNO Incorporated                                               Common stock                           2,135,501           2,272,278
CUNO Incorporated                                               Common stock                             623,780             572,542
Participant Notes                                               Loans receivable                              --             607,543
                                                                                                     -----------         -----------
                                                                                                     $17,462,646         $19,797,730
                                                                                                     ===========         ===========


All of the above parties are considered parties-in-interest.

                                   CUNO Incorporated Savings and Retirement Plan
                                        Schedule of Reportable Transactions

                                           Year ended December 31, 1998

Category (iii): A series of transactions in excess of 5% of plan assets.






                                                                               PURCHASE               SELLING              COST OF
 IDENTITY OF PARTY                  DESCRIPTION OF SECURITIES                    PRICE                 PRICE                 ASSET
-------------------------------     -----------------------------------    -----------------    -----------------    ---------------
American Century                    Ultra Fund                             $     1,502,310      $            --      $     1,502,310
American Century                    Ultra Fund                                          --              944,409              922,129
American Century                    Strategic Moderate                             454,396                   --              454,396
American Century                    Strategic Moderate                                  --              300,941              281,913
American Century                    Strategic Aggressive                           514,730                   --              514,730
American Century                    Strategic Aggressive                                --              451,697              416,297
Barclays PLC Bank                   Barclays Equity Index                          935,666                   --              935,666
Barclays PLC Bank                   Barclays Equity Index                               --              871,837              743,811
CUNO Incorporated                   CUNO Stock                                   1,980,304                   --            1,980,304
CUNO Incorporated                   CUNO Stock                                          --              915,773              847,846
American Century                    Stable Asset                                 1,264,942                   --            1,264,942
American Century                    Stable Asset                                        --              982,653              982,653



                                                                                     CURRENT
                                                                                     VALUE OF
                                                                                     ASSET ON
                                                                                   TRANSACTION
 IDENTITY OF PARTY                  DESCRIPTION OF SECURITIES                          DATE                 NET GAIN
-------------------------------     -----------------------------------          -------------------    -----------------
American Century                    Ultra Fund                                   $       1,502,310      $           --
American Century                    Ultra Fund                                             944,409              22,280
American Century                    Strategic Moderate                                     454,396                   --
American Century                    Strategic Moderate                                     300,941               19,028
American Century                    Strategic Aggressive                                   514,730                   --
American Century                    Strategic Aggressive                                   451,697               35,400
Barclays PLC Bank                   Barclays Equity Index                                  935,666                   --
Barclays PLC Bank                   Barclays Equity Index                                  871,837              128,026
CUNO Incorporated                   CUNO Stock                                           1,980,304                   --
CUNO Incorporated                   CUNO Stock                                             915,773               67,926
American Century                    Stable Asset                                         1,264,942                   --
American Century                    Stable Asset                                           982,653                   --




There were no series (i), (ii), or (iv) transactions in excess of 5% of plan assets.

All of the above parties are considered parties-in-interest.